Report to Shareholders for the Second Quarter, 2007
www.cibc.com
Report of the President and Chief Executive Officer
May 31, 2007
Second Quarter Highlights
CIBC announced net income of $807 million for the second quarter ended April 30, 2007, up from $585 million for the same period last year. Diluted earnings per share (EPS) were $2.27, up from $1.63 a year ago. Cash diluted EPS1 were $2.29, up from $1.65 a year ago.
     Return on equity for the second quarter was 28.9%, up from 25.7% for the same period last year.
     CIBC’s Tier 1 capital ratio at April 30, 2007 was 9.5%, up from 9.2% a year ago.
     Diluted EPS of $2.27 and cash diluted EPS1 of $2.29 for the second quarter of 2007 were increased by:
•	$80 million ($0.24 per share) tax recovery related to the favourable resolution of an income tax audit in CIBC Retail Markets.
•	$24 million ($17 million after-tax, or $0.05 per share) reversal of the general allowance for credit losses.
•	$11 million ($0.03 per share) reversal of a portion of the valuation allowance related to a future tax asset from our U.S. operations.
•	$10 million ($7 million after-tax, or $0.02 per share) due to the impact of changes in credit spreads on the mark-to-market of corporate loan credit derivatives.
     CIBC’s net income, diluted EPS and cash diluted EPS1 for the second quarter of 2007 were up from net income of $770 million, diluted EPS of $2.11 and cash diluted EPS1 of $2.12 for the prior quarter, which included items of note aggregating to a decrease in earnings of $0.06 per share.
Update on business priorities
     CIBC’s second quarter results were strong, and reflect continued progress against our priorities and objective of consistent and sustainable performance.
Business strength
     CIBC’s first priority is to sustain and enhance the strength of our core businesses.
     CIBC Retail Markets reported revenue of $2,189 million, up from $2,151 million for the prior quarter and $1,975 million for the same period last year.
     Net income for the second quarter was $583 million, up 35% from a year ago. Volume growth, lower taxes and the acquisition of a controlling interest in FirstCaribbean International Bank (FirstCaribbean) contributed to this result.
     CIBC Retail Markets’ results for the second quarter of 2007 include the consolidated second quarter results of FirstCaribbean. On February 2, 2007 CIBC announced the purchase of an additional 8.5% interest in FirstCaribbean, increasing CIBC’s ownership to approximately 91.5%.
     While the environment in Canada remains competitive, our retail businesses continue to perform well overall and remain strongly positioned in the market.
     CIBC’s credit cards business is the market leader in Canada and continues to grow in line with our expectations. Card loans administered were up 10.6% from the second quarter of last year.
     CIBC Wood Gundy’s assets under administration surpassed $120 billion in the quarter. Mutual funds and managed accounts assets under management grew to $61.1 billion in the quarter, up 9.7% from a year ago.
     We had market share increases during the quarter in key areas such as mortgages, deposits and fixed term investments.
     In the area of personal lending, CIBC’s focus on credit quality has been reflected in improved loan loss performance over the past year, but lower revenue growth than the market. As the actions we have taken to improve our risk profile run their course, we expect our personal lending business to resume overall revenue growth converging on industry levels.
     CIBC’s retail strategy in Canada is to become the primary financial institution for more of our clients. During the quarter, we continued to invest in the areas of advice, access and financial solutions to further our relationships with our clients:
•	We announced the completion of a major multi-year $90 million investment to upgrade CIBC’s 3,800 bank machine network across Canada, offering better access for persons with disabilities, enhanced security and new transaction features.
•	We announced a limited-time, high interest rate offer on the CIBC Bonus Savings Account for new accounts and balances above $5,000 for existing accounts.
•	Building on the success of the CIBC Financial HealthCheckTM service, we launched the CIBC Financial HealthCheck Tips to provide clients with information on how to achieve their financial goals, as well as select and use CIBC’s financial services to their maximum advantage.
CIBC Second Quarter 2007

     CIBC World Markets reported another strong quarter. Revenue of $726 million was down from $784 million in the prior quarter, but up from $607 million for the same period last year.
     Net income for the second quarter was $194 million, up 76% from a year ago.
     CIBC World Markets’ solid performance reflects the strength of our client relationships combined with continued balance and discipline in the area of risk.
     In Canada, CIBC World Markets was the lead advisor, underwriter and issuer to Fortis Inc. on its $3.7 billion purchase of Terasen Inc.’s gas distribution business from Kinder Morgan, the largest domestic utility distribution transaction in Canadian history.
     CIBC opened an investment banking office in Winnipeg, making it the first major Canadian bank to offer a full suite of personal, commercial and corporate banking services in the Manitoba capital.
     In the U.S., CIBC World Markets’ real estate finance business completed its largest commercial mortgage-backed securities offering ever, acting as co-lead manager with J.P. Morgan Securities Inc. on the US$3.9 billion transaction.
     CIBC’s target business mix is to invest 25% to 35% of the bank’s economic capital1 in our wholesale business. Based on our second quarter business mix of 27% wholesale, we have capacity to allocate additional financial resources to CIBC World Markets.
Productivity
     CIBC’s second priority is to improve productivity.
     Our target in 2007 is to hold our expenses flat to Q4 2006 levels, excluding the FirstCaribbean acquisition, by absorbing normal inflationary increases to our cost base.
     Expenses for the second quarter of $1,976 million were up from $1,943 million in the prior quarter, primarily due to the impact of a full quarter of consolidation of FirstCaribbean’s results. CIBC’s second quarter expenses included $99 million related to FirstCaribbean, compared with $33 million in the prior quarter. The higher FirstCaribbean expenses were partially offset by the impact of three fewer days in the second quarter.
     CIBC’s efficiency ratio for the second quarter improved to 64.8% from 66.1% for the same period last year. Our cash efficiency ratio
(TEB)1 for the second quarter improved to 63.2% from 64.9% a year ago.
     Our second quarter results reflect the balance we are seeking between expense constraint and revenue growth. We believe that the impact of improved revenue through consistent investment in our core businesses and continued expense discipline is the most balanced way to achieve further productivity improvements.
Balance sheet strength and capital usage
     CIBC’s third priority is balance sheet strength and capital usage.
     Our Tier 1 ratio of 9.5% remains above our medium term target of 8.5%.
     CIBC’s capital usage plans are first to invest in our core businesses, then balance remaining deployment opportunities.
     With our FirstCaribbean acquisition now complete, we will consider further opportunities for international growth, both through organic expansion at FirstCaribbean and additional strategic acquisitions.
     We will balance these opportunities with capital returns to our shareholders.
     During the quarter, we announced our intention to repurchase up to 10 million common shares under a normal course issuer bid which expires October 31, 2007.
     Dividends are also an important part of CIBC’s capital management plan. Our dividend payout ratio for the quarter was 33.7%, up from 32.9% for the prior quarter, but still below our medium term objective of 40% to 50%.
Making a difference in our communities
     CIBC remains committed to making a difference in the communities in which we live and work.
     In February, a team of 22 CIBC employees, family members and friends participated in the 2007 CIBC Wood Gundy Climb for the Cure. The team scaled Africa’s tallest peak, Mount Kilimanjaro, to raise over $520,000 for the Canadian Breast Cancer Foundation (CBCF).
     In March, CIBC was the lead sponsor of the National Aboriginal Achievement Awards held in Edmonton. CIBC invested more than $900,000 in 2006 in national and local programs supporting the Aboriginal community.
     In April, CIBC and the CBCF received the Sustained Success Award from the Sponsorship Marketing Council of Canada in recognition of sponsorship marketing programs that demonstrated the highest levels of accountability, effectiveness and return on investment over a period of three years or longer.
     I would like to thank our employees who have contributed their energy, time and generous support to these campaigns.
Gerald T. McCaughey
President and Chief Executive Officer

[1]	For additional information, see the “Non-GAAP measures” section.
CIBC Second Quarter 2007

2

Table of contents

3	A note about forward-looking statements
4	Second quarter financial highlights
5	Overview
6	Review of results of operations and financial position
10	CIBC Retail Markets
11	CIBC World Markets
13	Corporate and Other
14	Management of risk
16	Other
18	Non-GAAP measures
21	Interim consolidated financial statements
26	Notes to the interim consolidated financial statements
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2006 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of May 31, 2007. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 142 and 143 of our 2006 Annual Accountability Report.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Update on business priorities,” “Outlook” and “Review of consolidated statement of operations — Income taxes” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions including the economic assumptions set out in the “Outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of our sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or other communications.

CIBC Second Quarter 2007	3

SECOND QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended
	2007	2007	2006	2007	2006
Unaudited	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Common share information
Per share
- basic earnings	$2.29	$2.13	$1.65	$4.42	$3.28
- cash basic earnings(1)	2.32	2.14	1.66	4.46	3.31
- diluted earnings	2.27	2.11	1.63	4.37	3.25
- cash diluted earnings(1)	2.29	2.12	1.65	4.41	3.28
- dividends	0.77	0.70	0.68	1.47	1.36
- book value	32.67	31.85	26.61	32.67	26.61
Share price
- high	104.00	102.00	86.00	104.00	86.00
- low	97.70	88.96	77.95	88.96	72.90
- closing	97.70	100.88	82.75	97.70	82.75
Shares outstanding (thousands)
- average basic	337,320	336,486	335,147	336,896	334,745
- average diluted	340,613	339,942	338,544	340,272	338,117
- end of period	337,487	337,139	335,519	337,487	335,519
Market capitalization ($ millions)	$32,972	$34,011	$27,764	$32,972	$27,764

Value measures
Price to earnings multiple (12 month trailing)	11.4	12.7	n/m	11.4	n/m
Dividend yield (based on closing share price)	3.2%	2.8%	3.4%	3.0%	3.3%
Dividend payout ratio	33.7%	32.9%	41.4%	33.3%	41.5%
Market value to book value ratio	2.99	3.17	3.11	2.99	3.11

Financial results ($ millions)
Total revenue	$3,050	$3,091	$2,777	$6,141	$5,635
Provision for credit losses	166	143	138	309	304
Non-interest expenses	1,976	1,943	1,836	3,919	3,713
Net income	807	770	585	1,577	1,165

Financial measures
Efficiency ratio	64.8%	62.9%	66.1%	63.8%	65.9%
Cash efficiency ratio, taxable equivalent basis (TEB) (1)	63.2%	61.5%	64.9%	62.3%	64.6%
Return on equity	28.9%	27.1%	25.7%	28.0%	25.6%
Net interest margin	1.36%	1.33%	1.47%	1.34%	1.53%
Net interest margin on average interest-earning assets	1.55%	1.52%	1.71%	1.54%	1.79%
Return on average assets	1.02%	0.97%	0.83%	0.99%	0.82%
Return on average interest-earning assets	1.16%	1.10%	0.97%	1.13%	0.95%
Total shareholder return	(2.4)%	16.0%	4.4%	13.2%	16.5%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$100,204	$108,482	$90,295	$100,204	$90,295
Loans and acceptances	164,797	159,530	145,826	164,797	145,826
Total assets	326,580	322,608	290,721	326,580	290,721
Deposits	221,169	223,625	193,503	221,169	193,503
Common shareholders’ equity	11,025	10,736	8,929	11,025	8,929
Average assets	326,088	316,122	288,428	321,023	287,030
Average interest-earning assets	285,127	276,799	248,198	280,895	246,709
Average common shareholders’ equity	10,964	10,474	8,803	10,715	8,641
Assets under administration	1,165,585	1,122,184	1,027,927	1,165,585	1,027,927

Balance sheet quality measures
Common equity to risk-weighted assets	8.7%	8.7%	7.8%	8.7%	7.8%
Risk-weighted assets ($ billions)	$127.2	$124.1	$115.1	$127.2	$115.1
Tier 1 capital ratio	9.5%	9.6%	9.2%	9.5%	9.2%
Total capital ratio	14.1%	14.1%	13.7%	14.1%	13.7%

Other information
Retail / wholesale ratio(2)	73% / 27%	74% / 26%	74% / 26%	73% / 27%	74% / 26%
Regular workforce headcount	40,488	40,559	36,741	40,488	36,741

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section on page 37 of the 2006 Annual Accountability Report.

n/m — not meaningful due to the net loss over the 12 month trailing period.

4	CIBC Second Quarter 2007

Overview

CIBC is a leading North American financial institution. Through our two distinct strategic business lines, CIBC Retail Markets and CIBC World Markets, we provide a full range of products and services to over 11 million individual and small business clients, and meet the financial needs of corporate and institutional clients.
Economic and market environment
Economic growth was stronger in Canada than in the U.S. in the first calendar quarter of 2007. U.S. consumer spending remained solid, but exports, capital spending and homebuilding were weak. Canada benefited from gains in the mining and energy sectors, and housing starts were stable. These factors contributed to a strong job market which supported retail lending volumes. Canadian equity markets remained healthy, lifted by strong earnings growth and continued merger activity, leading to strong equities revenue. The yield curve remained flat by historic standards, even with somewhat higher core inflation in Canada. Some corporate bond spreads widened on increased prospects for leveraged buyouts, negatively affecting our fixed income trading.
Financial performance
Net income for the quarter was $807 million, compared with $585 million from the same quarter last year and $770 million from the prior quarter. Net income for the six months ended April 30, 2007 was $1,577 million, compared with $1,165 million for the same period in 2006.
     Diluted earnings per share (EPS) and return on equity (ROE) were $2.27 and 28.9%, respectively, compared with $1.63 and 25.7% for the same quarter last year and $2.11 and 27.1% for the prior quarter. Diluted EPS and ROE for the six months ended April 30, 2007 were $4.37 and 28.0%, respectively, compared with $3.25 and 25.6% for the same period in 2006.
     Cash diluted EPS(1) were $2.29, compared with $1.65 for the same quarter last year and $2.12 for the prior quarter. Cash diluted EPS(1) for the six months ended April 30, 2007 were $4.41, compared with $3.28 for the same period in 2006.
     Our results for the reported periods were affected by the following items:
Q2, 2007
•	$91 million of favourable tax recoveries and reversals;

•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses; and

•	$10 million ($7 million after-tax) positive impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives.
Q1, 2007
•	$6 million ($4 million after-tax) negative impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives.
Q2, 2006
•	$35 million of a favourable tax recovery;

•	$25 million ($16 million after-tax) reversal of the general allowance for credit losses;

•	$14 million ($9 million after-tax) negative impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives; and

•	$11 million ($7 million after-tax) negative impact due to a one-time accounting adjustment for mortgage loan prepayment fees.
Compared with Q2, 2006
Net income was up $222 million or 38%. Higher revenue from investment banking and credit products and treasury, volume growth in cards, deposits and mortgages and the impact of the FirstCaribbean acquisition (discussed on page 8), all contributed to the increase. Partially offsetting these were higher performance-related compensation, spread compression in retail lending products and higher provision for credit losses. In addition, the current quarter benefited from the higher tax recoveries and reversals noted above. Taxes were also lower as a result of an increase in the relative proportion of earnings subject to lower rates of tax.
Compared with Q1, 2007
Net income was up $37 million or 5% largely driven by the tax recoveries and reversals noted above. Income before taxes and non-controlling interests was down $97 million or 10% mainly due to lower capital markets revenue and the impact of three fewer days in the quarter. These were partially offset by higher revenue from investment banking and credit products and treasury and the impact of the FirstCaribbean acquisition. Higher specific provision for credit losses was partially offset by the reversal of the general allowance noted above.
Compared with the six months ended April 30, 2006
Net income was up $412 million or 35%. Revenue increases across most business lines in CIBC World Markets and higher treasury revenue contributed to the increase. The volume growth in cards, deposits and mortgages was offset by spread compression in the retail lending products. The impact of the FirstCaribbean acquisition also led to higher income. Performance-related compensation was higher, driven by the increase in revenue. The current period benefited from the higher tax recoveries and reversals noted above. Taxes were also lower as a result of an increase in the relative proportion of earnings subject to lower rates of tax.

(1)	Based upon net income available to common shareholders before amortization of other intangible assets. For additional information, see the “Non-GAAP measures” section.

CIBC Second Quarter 2007	5

Outlook
The economic outlook continues to point to moderate growth for the coming quarters as interest rates are expected to remain relatively steady; however, some softening in Canadian housing activity and only moderate growth in consumer spending is anticipated. Product spreads are expected to remain stable. Mortgage, lending and card balances are expected to continue increasing at approximately the recent growth rates.
     While investment banking activities and capital markets are difficult to predict, market liquidity and mergers and acquisition (M&A) activity should remain robust. We expect the record level of equity new issue activity in the current quarter will not likely continue into the third or fourth quarters. The credit cycle should remain generally favourable in the near term, but the current low level of corporate default rates is likely not sustainable over the longer term, particularly given increased leveraged buyout activity globally.
Review of results of operations and financial position

Review of consolidated statement of operations

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income	$1,079	$1,059	$1,036	$2,138	$2,184
Non-interest income	1,971	2,032	1,741	4,003	3,451

Total revenue	3,050	3,091	2,777	6,141	5,635
Provision for credit losses	166	143	138	309	304
Non-interest expenses	1,976	1,943	1,836	3,919	3,713

Income before taxes and non-controlling interests	908	1,005	803	1,913	1,618
Income taxes	91	231	190	322	428
Non-controlling interests	10	4	28	14	25

Net income	$807	$770	$585	$1,577	$1,165

Net interest income
Net interest income was up $43 million or 4% from the same quarter last year, primarily due to the impact of the FirstCaribbean acquisition and volume growth in cards, deposits and mortgages. These factors were partially offset by increased trading-related funding costs and spread compression in retail lending products.
     Net interest income was up $20 million or 2% from the prior quarter, as a result of the FirstCaribbean acquisition, offset in part by the impact of three fewer days in the quarter.
     Net interest income for the six months ended April 30, 2007 was down $46 million or 2% from the same period in 2006, largely due to increased trading-related funding costs and spread compression in retail lending products. These were partially offset by the impact of the FirstCaribbean acquisition and volume growth in cards, deposits and mortgages.
Non-interest income
Non-interest income was up $230 million or 13% from the same quarter last year, mainly due to higher gains net of write-downs on available-for-sale (AFS) securities (classified in 2006 as investment securities and limited partnership investments). Revenue on financial instruments designated at fair value (FVO) (the majority of which was classified as trading in 2006) and higher underwriting, advisory and credit fees also contributed to the increase. In addition, losses associated with corporate loan hedging programs were lower. Foreign exchange revenue of $47 million on the repatriation of capital and retained earnings from our non-U.S. foreign operations was included in the second quarter of 2006.
     Non-interest income was down $61 million or 3% from the prior quarter, largely due to lower trading activities and lower revenue related to hedging of stock appreciation rights (SARs). These were partially offset by lower losses associated with corporate loan hedging programs.
     Non-interest income for the six months ended April 30, 2007 was up $552 million or 16% from the same period in 2006, mainly due to higher gains net of write-downs on AFS securities and higher trading activities. Revenue on FVO financial instruments and higher underwriting, advisory and mutual funds fees also contributed to the increase. The prior period included foreign exchange revenue of $47 million on the repatriation noted above.
Provision for credit losses
Provision for credit losses was up $28 million or 20% from the same quarter last year, mainly driven by lower recoveries offset in part by lower losses in the corporate lending portfolio. Increased losses on the cards portfolio were largely offset by improvements in the unsecured personal lending portfolio.
     Provision for credit losses was up $23 million or 16% from the prior quarter, largely due to lower recoveries offset in part by lower losses in the corporate lending portfolio. Losses in the cards and the small business portfolios were higher. The current quarter benefited from the $24 million reversal of the general allowance.
     Provision for credit losses for the six months ended April 30, 2007 was up $5 million or 2% from the same period in 2006. The corporate lending portfolio had lower reversals and recoveries. Improvements in the unsecured personal lending portfolio were offset in part by higher losses in the cards portfolio.
Non-interest expenses
Non-interest expenses were up $140 million or 8% from the same quarter last year and up $206 million or 6% for the six months ended April 30, 2007 from the same period in 2006. The increase was mainly due to the impact of the FirstCaribbean acquisition and higher performance-related compensation.
     Non-interest expenses were up $33 million or 2% from the prior quarter resulting from the impact of the FirstCaribbean acquisition, offset in part by lower

6	CIBC Second Quarter 2007

expenses related to SARs and the impact of three fewer days in the quarter. The current quarter’s expenses included $99 million related to FirstCaribbean, compared with $33 million in the prior quarter.
Income taxes
Income taxes were down $99 million or 52% from the same quarter last year and down $106 million or 25% for the six months ended April 30, 2007 from the same period in 2006. The current quarter benefited from an $80 million tax recovery related to the favourable resolution of an income tax audit in CIBC Retail Markets and an $11 million reversal of a portion of the valuation allowance related to a future income tax asset from our U.S operations. The increase in the relative proportion of earnings subject to lower rates of tax also contributed to the decrease. The second quarter of 2006 included a tax expense of $47 million on the repatriation of capital and retained earnings from our non-U.S. foreign operations and the $35 million tax recovery related to the favourable resolution of an income tax audit in CIBC Retail Markets.
     Income taxes were down $140 million or 61% from the prior quarter, mainly due to the income tax recovery and the reversal of the valuation allowance noted above, and lower income.
     The effective tax rate was 10.0% for the quarter, compared with 23.7% for the same quarter last year and 23.0% for the prior quarter. The effective tax rate for the six months ended April 30, 2007 was 16.8% compared with 26.5% for the same period in 2006.
     The adjusted effective tax and taxable equivalent (TEB) rates for the quarter ended April 30, 2007 (excluding the income tax recovery of $80 million and the reversal of the valuation allowance of $11 million) were 20.0%(1) and 24.5%(1), respectively.
     While rates will vary from quarter to quarter, our current estimate is that the adjusted sustainable effective tax rate will be in the 20-23% range and the adjusted sustainable TEB tax rate will be in the 24-27% range. These rates are determined based on the estimated earnings in various jurisdictions over the near term and the expected enacted tax rates in these jurisdictions. The impact of onetime items is excluded.
Non-controlling interests
Non-controlling interests were down $18 million or 64% from the same quarter last year and down $11 million or 44% for the six months ended April 30, 2007 from the same period in 2006. The decrease resulted from the deconsolidation of a variable interest entity (VIE) in the third quarter of 2006, offset in part by the acquisition of a controlling interest in FirstCaribbean.
     Non-controlling interests were up $6 million from the prior quarter, largely due to the impact of the full three months of consolidation of FirstCaribbean. This increase was partially offset by the purchase of an additional 8.5% interest in FirstCaribbean on February 2, 2007.
Review of consolidated balance sheet
CONDENSED CONSOLIDATED BALANCE SHEET

	2007	2006
$ millions, as at	Apr. 30	Oct. 31

Assets
Cash and deposits with banks	$16,441	$11,853
Securities	83,763	83,498
Securities borrowed or purchased under resale agreements	30,916	25,432
Loans	156,520	145,625
Derivative instruments market valuation	17,233	17,122
Other assets	21,707	20,454

Total assets	$326,580	$303,984

Liabilities and shareholders’ equity
Deposits	$221,169	$202,891
Derivative instruments market valuation	17,224	17,330
Obligations related to securities lent or sold short or under repurchase agreements	45,515	44,221
Other liabilities	22,144	21,013
Subordinated indebtedness	6,011	5,595
Preferred share liabilities	600	600
Non-controlling interests	161	12
Shareholders’ equity	13,756	12,322

Total liabilities and shareholders’ equity	$326,580	$303,984

Assets
Total assets as at April 30, 2007 were up $22.6 billion or 7% from October 31, 2006.
     Cash and deposits with banks increased as a result of the FirstCaribbean acquisition and normal treasury funding requirements.
     The increase in securities driven by the FirstCaribbean acquisition was largely offset by a decrease in trading securities in our wholesale banking reflecting normal trading activities.
     The increase in securities borrowed or purchased under resale agreements was primarily due to normal client-driven business activities.
     Loans increased largely due to the FirstCaribbean acquisition. There was also volume growth in residential mortgages (net of securitizations) and cards.
     Derivative instruments market valuation increased primarily due to the reclassification of hedging derivative instruments from other assets under the new financial instruments accounting standards (see Note 1 to the interim consolidated financial statements for more details), partially offset by a decrease in the market value of trading derivatives due to the weakening of the U.S. dollar.
     Other assets increased mainly due to an increase in acceptances, and goodwill and other intangible assets acquired resulting from the FirstCaribbean acquisition. These increases were partially offset by the reclassification of hedging derivative instruments to derivative instruments market valuation and the investment in limited partnerships to AFS securities, both under the new financial instruments accounting standards. In addition, as

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Second Quarter 2007	7

a result of acquiring control, our investment in FirstCaribbean is no longer included in other assets.
Liabilities
Total liabilities as at April 30, 2007 were up $21.2 billion or 7% from October 31, 2006.
     Deposits increased mainly due to the FirstCaribbean acquisition and volume growth in deposits attributed to funding requirements and client-driven activities.
     Derivative instruments market valuation decreased primarily due to a decrease in the market value of trading derivatives resulting from a weakening of the U.S. dollar, partially offset by the reclassification of hedging derivative instruments from other liabilities under the new financial instruments accounting standards.
     The increase in obligations related to securities lent or sold short or under repurchase agreements is largely as a result of the FirstCaribbean acquisition and normal increases from client-driven and treasury funding activities.
     Other liabilities increased primarily due to an increase in acceptances, offset in part by the reclassification noted above for hedging derivative instruments.
     Subordinated indebtedness increased primarily due to the FirstCaribbean acquisition and a change in the fair value of hedged debentures as a result of the implementation of the new financial instruments accounting standards.
     The increase in non-controlling interests mainly represents the minority interest in FirstCaribbean.
Shareholders’ equity
Shareholders’ equity as at April 30, 2007 was up $1.4 billion or 12% from October 31, 2006, primarily due to an increase in retained earnings and preferred shares.
FirstCaribbean International Bank
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring a further 39.3% ownership interest from Barclays Bank PLC (Barclays) (FirstCaribbean acquisition). After completing the transaction, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The transaction took place at a share price of US$1.62 plus accrued dividends with a total transaction value of US$989 million ($1,153 million), which we paid in cash to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
     On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     For additional details, see Note 2 to the interim consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of any such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
Review of quarterly financial information

	$ millions, except per share	2007		2006				2005
	amounts, for the three months ended	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

	Revenue
	CIBC Retail Markets	$2,189	$2,151	$2,046	$2,038	$1,975	$2,068	$2,063	$2,025
	CIBC World Markets	726	784	697	677	607	679	964	929
	Corporate and Other	135	156	147	111	195	111	399	201

	Total revenue	3,050	3,091	2,890	2,826	2,777	2,858	3,426	3,155
	Provision for credit losses	166	143	92	152	138	166	170	199
	Non-interest expenses	1,976	1,943	1,892	1,883	1,836	1,877	2,060	4,854

	Income (loss) before taxes and non-controlling interests	908	1,005	906	791	803	815	1,196	(1,898)
	Income taxes	91	231	87	125	190	238	436	(106)
	Non-controlling interests	10	4	—	4	28	(3)	32	115

	Net income (loss)	$807	$770	$819	$662	$585	$580	$728	$(1,907)

Per share	— basic earnings (loss)	$2.29	$2.13	$2.34	$1.88	$1.65	$1.64	$2.08	$(5.77)
	— diluted earnings (loss)(1)	$2.27	$2.11	$2.32	$1.86	$1.63	$1.62	$2.06	$(5.77)

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

8	CIBC Second Quarter 2007

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets revenue increased in the first and second quarters of 2007 as a result of the FirstCaribbean acquisition. Continued strength in cards and deposits also contributed to revenue growth in the past few quarters. Three fewer days contributed to lower revenue in the second quarters of 2007 and 2006.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Increased capital markets volumes led to higher revenue in the first quarter of 2007. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue in the third quarter of 2006 was lower due to the deconsolidation of a VIE. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006 and the fourth quarter of 2005. Revenue was higher in the third quarter of 2005 due to higher revenue in a consolidated VIE.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions increased in the first and second quarters of 2007 largely due to higher losses in the cards portfolio. However, provisions are lower than the previous quarters of 2005, reflecting a shift to a higher proportion of secured personal lending products. Corporate lending recoveries have decreased in the current quarter. The high level of recoveries and reversals in the large corporate lending portfolio in the past is not expected to continue. Reversals of the general allowance were included in the current quarter, the fourth quarters of 2006 and 2005, and in the second quarter of 2006.
Non-interest expenses
Non-interest expenses have declined in recent quarters as a result of our productivity initiative. The FirstCaribbean acquisition and higher performance-related compensation contributed to an increase in expenses in the first and second quarters of 2007. Severance costs were higher in the fourth quarter of 2005. The third quarter of 2005 included the Enron-related litigation and hedge funds settlement provisions.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the current quarter, the last three quarters of 2006 and the fourth quarter of 2005. Income tax expense on the repatriation of capital and retained earnings from our foreign operations was also included in the second quarter of 2006 and the fourth quarter of 2005. The Enron-related litigation provision led to an income tax benefit in the third quarter of 2005.
Non-controlling interests
Non-controlling interests were higher in the quarter due to the full three months of consolidation of FirstCaribbean. During the first three quarters of 2006, we deconsolidated certain VIEs which resulted in a decrease in non-controlling interests. In the first quarter of 2006, we acquired the remaining non-controlling interest in INTRIA Items Inc. The third quarter of 2005 included higher revenue in consolidated VIEs.

CIBC Second Quarter 2007	9

CIBC Retail Markets

CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual and small business clients, as well as investment management services globally to retail and institutional clients.
Results(1)

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
Personal and small business banking	$501	$517	$490	$1,018	$1,000
Imperial Service	232	237	227	469	457
Retail brokerage	306	314	319	620	616
Cards	360	371	337	731	684
Mortgages and personal lending	361	389	357	750	770
Asset management	112	111	108	223	215
FirstCaribbean(2)	150	50	—	200	—
Other	167	162	137	329	301

Total revenue	2,189	2,151	1,975	4,340	4,043
Provision for credit losses	182	153	180	335	360
Non-interest expenses	1,353	1,288	1,237	2,641	2,482

Income before taxes	654	710	558	1,364	1,201
Income taxes	64	176	126	240	331
Non-controlling interests	7	4	—	11	—

Net income	$583	$530	$432	$1,113	$870

Efficiency ratio	61.8%	59.9%	62.6%	60.8%	61.4%
Cash efficiency ratio (TEB)(3)	61.3%	59.7%	62.6%	60.6%	61.4%
ROE(3)	52.9%	55.0%	47.0%	53.9%	46.4%
Economic profit(3)	$442	$405	$312	$847	$624
Regular workforce headcount	27,266	27,254	23,108	27,266	23,108

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Consistent with other businesses, revenue includes earnings on capital and internal funding charges.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $151 million or 35% from the same quarter last year. Revenue increased as a result of the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher treasury revenue allocations, partially offset by spread compression in lending products. Non-interest expenses were higher resulting from the FirstCaribbean acquisition. The current quarter benefited from a tax recovery of $80 million as compared with $35 million in the prior year quarter, both related to the favourable resolution of income tax audits.
     Net income was up $53 million or 10% from the prior quarter. Revenue was up due to the FirstCaribbean acquisition, offset in part by the impact of three fewer days in the quarter. Non-interest expenses were higher mainly due to the FirstCaribbean acquisition. The current quarter benefited from the tax recovery noted above.
     Net income for the six months ended April 30, 2007 was up $243 million or 28% from the same period in 2006. The increase in revenue was due mainly to the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher treasury revenue allocations, offset in part by spread compression in lending products. Non-interest expenses were up largely as a result of the FirstCaribbean acquisition. Both the current and prior periods benefited from the tax recoveries noted above.
Revenue
FirstCaribbean revenue is included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in “Other”.
     Revenue was up $214 million or 11% from the same quarter last year.
     Personal and small business banking revenue was up $11 million, mainly due to volume growth. Spread compression in fixed-term investments was largely offset by improved spreads in deposits.
     Retail brokerage revenue was down $13 million, due to lower trading commissions and new issue activity, partially offset by higher fee-based revenue.
     Cards revenue was up $23 million, primarily due to volume growth, partially offset by spread compression.
     Mortgages and personal lending revenue was up $4 million with higher fee income and volume growth in mortgages largely offset by spread compression.
     Other revenue was up $30 million due mainly to higher treasury revenue allocations.
     Revenue was up $38 million or 2% from the prior quarter.
     Personal and small business banking, Imperial Service and Mortgages and personal lending revenue were down as a result of three fewer days in the quarter and spread compression.
     Retail brokerage revenue was down $8 million, primarily due to lower new issue activity and trading commissions.
     Cards revenue was down $11 million, largely due to lower fee income and three fewer days in the quarter, partially offset by improved spreads.
     Revenue for the six months ended April 30, 2007 was up $297 million or 7% from the same period in 2006.
     Personal and small business banking revenue was up $18 million led by volume growth. Improved spreads in deposits were largely offset by spread compression in fixed-term investments.
     Imperial Service revenue was up $12 million, mainly due to higher revenue from investment product sales.
     Retail brokerage revenue was up $4 million as higher fee income resulting from growth in asset values was largely offset by lower trading commissions.
     Cards revenue was up $47 million, primarily due to volume growth and higher fee income, partially offset by spread compression.

10	CIBC Second Quarter 2007

     Mortgages and personal lending revenue was down $20 million, primarily due to spread compression, partially offset by higher securitization revenue and volume growth in mortgages.
     Asset management revenue was up $8 million with higher fee income driven by growth in average funds managed largely offset by higher internal commissions paid to Imperial Service.
     Other revenue was up $28 million resulting mainly from higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was comparable with the same quarter last year as improvements in the unsecured personal lending portfolio were offset by increased losses in the cards portfolio.
     Provision for credit losses was up $29 million or 19% from the prior quarter, mainly due to higher losses in the cards and small business portfolios.
     Provision for credit losses for the six months ended April 30, 2007 was down $25 million or 7% from the same period in 2006, primarily due to improvements in the unsecured personal lending portfolio, partially offset by increased losses in the cards portfolio.
Non-interest expenses
Non-interest expenses were up $116 million or 9% from the same quarter last year and up $65 million or 5% from the prior quarter largely as a result of the FirstCaribbean acquisition.
     Non-interest expenses for the six months ended April 30, 2007 were up $159 million or 6% from the same period in 2006, primarily due to the FirstCaribbean acquisition and higher corporate support costs.
Income taxes
Income taxes were down $62 million or 49% from the same quarter last year and down $91 million or 27% for the six months ended April 30, 2007 from the same period in 2006. A higher tax recovery and lower taxes attributable to an increase in the relative proportion of earnings subject to lower rates of tax contributed to the decrease.
     Income taxes were down $112 million or 64% from the prior quarter, primarily due to the tax recovery noted above.
Non-controlling interests
Non-controlling interests represents the minority interest in FirstCaribbean.
Regular workforce headcount
The regular workforce headcount was up 4,158 from the same quarter last year, largely due to the FirstCaribbean acquisition and a realignment of staff from Administration, Technology and Operations.
CIBC World Markets

CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
Results (1)

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue (TEB)(2)
Capital markets	$351	$449	$354	$800	$725
Investment banking and credit products(3)	247	204	119	451	356
Commercial banking(3)	121	121	119	242	243
Merchant banking	85	77	69	162	81
Other	(24)	(5)	(12)	(29)	(31)

Total revenue (TEB)(2)	780	846	649	1,626	1,374
TEB adjustment	54	62	42	116	88

Total revenue	726	784	607	1,510	1,286
Provision for (recovery of) credit losses	4	(10)	(16)	(6)	(31)
Non-interest expenses	524	551	505	1,075	1,038

Income before taxes and non-controlling interests	198	243	118	441	279
Income taxes	1	33	7	34	39
Non-controlling interests	3	—	1	3	2

Net income	$194	$210	$110	$404	$238

Efficiency ratio	72.2%	70.3%	83.4%	71.2%	80.7%
Cash efficiency ratio (TEB) (2)	67.1%	65.2%	77.9%	66.1%	75.5%
ROE(2)	36.8%	41.6%	23.5%	39.2%	24.6%
Economic profit(2)	$127	$146	$50	$273	$114
Regular workforce headcount	2,353	2,384	2,222	2,353	2,222

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Effective November 1, 2006, all cash management revenue previously allocated to investment banking and credit products was transferred to commercial banking on a retroactive basis.
Financial overview
Net income was up $84 million or 76% from the same quarter last year, largely as a result of higher revenue in U.S. real estate finance which completed its largest commercial mortgage-backed securities offering, and Canadian investment banking. Taxes were lower driven by an increase in the relative proportion of earnings subject to lower rates. These were partially offset by higher non-interest expenses and provision for credit losses.
     Net income was down $16 million or 8% from the prior quarter, primarily due to lower capital markets revenue, partially offset by higher investment banking and credit products revenue and lower non-interest expenses.

CIBC Second Quarter 2007	11

     Net income for the six months ended April 30, 2007 was up $166 million or 70% from the same period in 2006, mainly due to higher revenue across most business lines and lower taxes resulting from an increase in the relative proportion of earnings subject to lower rates. These were partially offset by higher non-interest expenses and a lower recovery of credit losses.
Revenue
Revenue was up $119 million or 20% from the same quarter last year.
     Investment banking and credit products revenue was up $128 million. Higher revenue in U.S. real estate finance and Canadian investment banking accounted for almost half of the increase. In addition, losses associated with corporate loan hedging programs were lower.
     Merchant banking revenue was up $16 million, resulting from higher gains and lower write-downs.
Revenue was down $58 million or 7% from the prior quarter.
     Capital markets revenue was down $98 million. Lower revenue in debt capital markets, equity and commodity structured products and Canadian equities contributed to the decrease.
     Investment banking and credit products revenue was up $43 million, primarily due to higher revenue in U.S. real estate finance and lower losses associated with corporate loan hedging programs, partially offset by lower revenue in investment banking.
Revenue for the six months ended April 30, 2007 was up $224 million or 17% from the same period in 2006.
     Capital markets revenue was up $75 million, driven by higher revenue in equity and commodities structured products.
     Investment banking and credit products revenue was up $95 million, primarily due to higher revenue in U.S. real estate finance and lower losses associated with corporate loan hedging programs, partially offset by lower revenue in European investment banking.
     Merchant banking revenue was up $81 million, resulting from higher gains and lower write-downs.
Provision for (recovery of) credit losses
Provision for credit losses was $4 million, compared with a recovery of $16 million for the same quarter last year. Lower recoveries in the U.S. were partially offset by lower losses net of recoveries in commercial banking.
     Provision for credit losses was $4 million, compared with a recovery of $10 million for the prior quarter. Lower recoveries in Europe and higher losses net of recoveries in commercial banking were partially offset by lower losses net of recoveries in the U.S.
     Recovery of credit losses for the six months ended April 30, 2007 was down $25 million or 81% from the same period in 2006, primarily due to higher losses and lower recoveries in the U.S., partially offset by higher recoveries in Europe and lower losses in commercial banking.
Non-interest expenses
Non-interest expenses were up $19 million or 4% from the same quarter last year, primarily due to higher performance-related compensation, partially offset by lower litigation provisions.
     Non-interest expenses were down $27 million or 5% from the prior quarter, mainly due to lower litigation provisions.
     Non-interest expenses for the six months ended April 30, 2007 were up $37 million or 4% from the same period in 2006, primarily due to higher performance-related compensation, partially offset by lower litigation provisions and corporate support costs.
Income taxes
Despite higher income, income taxes were down $6 million or 86% from the same quarter last year and down $5 million or 13% for the six months ended April 30, 2007 from the same period in 2006. The increase in the relative proportion of earnings subject to lower rates of tax, including tax-exempt income, contributed to the decrease. The current quarter benefited from the $11 million reversal of a portion of the valuation allowance related to a future tax asset from our U.S. operations.
     Income taxes were down $32 million or 97% from the prior quarter, resulting from lower income and the valuation allowance reversal noted above.
Regular workforce headcount
The regular workforce headcount was up 131 from the same quarter last year, primarily due to a realignment of staff from Administration, Technology and Operations.

12	CIBC Second Quarter 2007

Corporate and Other

Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results(1)

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$135	$156	$195	$291	$306
Recovery of credit losses	(20)	—	(26)	(20)	(25)
Non-interest expenses	99	104	94	203	193

Income before taxes and non-controlling interests	56	52	127	108	138
Income taxes	26	22	57	48	58
Non-controlling interests	—	—	27	—	23

Net income	$30	$30	$43	$60	$57

Regular workforce headcount	10,869	10,921	11,411	10,869	11,411

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was down $13 million or 30% from the same quarter last year, mainly due to higher unallocated corporate support costs. The second quarter of 2006 included foreign exchange revenue of $47 million and the related tax expense of the same amount on the repatriation of capital and retained earnings from our non-U.S. foreign operations.
     Net income was unchanged from the prior quarter, as the reversal of the $20 million of general allowance for credit losses was offset by higher unallocated corporate support costs.
     Net income for the six months ended April 30, 2007 was up $3 million or 5% from the same period in 2006. Higher revenue from treasury and the CIBC Mellon joint ventures and lower project costs contributed to the increase. These were partially offset by higher unallocated corporate support costs.
Revenue
Revenue was down $60 million or 31% from the same quarter last year and down $15 million or 5% for the six months ended April 30, 2007 from the same period in 2006. Foreign exchange revenue of $47 million on the repatriation noted above was included in the second quarter of 2006. The deconsolidation of a VIE in the third quarter of 2006 offset in part by higher revenue from treasury and CIBC Mellon joint ventures also contributed to the decline.
     Revenue was down $21 million or 13% from the prior quarter, mainly due to lower revenue related to the hedging of SARs.
Recovery of credit losses
The current quarter included the $20 million reversal of the general allowance compared with $25 million in the same quarter last year.
Non-interest expenses
Non-interest expenses were up $5 million or 5% from the same quarter last year and up $10 million or 5% for the six months ended April 30, 2007 from the same period in 2006. The increase was mainly due to higher unallocated corporate support costs, partially offset by lower project costs.
     Non-interest expenses were down $5 million or 5% from the prior quarter, primarily due to lower expenses related to SARs, partially offset by higher unallocated corporate support costs.
Income taxes
Income taxes were down $31 million or 54% from the same quarter last year. An income tax expense of $47 million on the repatriation noted above was included in the second quarter of 2006.
     Income taxes for the six months ended April 30, 2007 were down $10 million or 17% from the same period in 2006, mainly due to the income tax expense of $47 million on the repatriation noted above, partially offset by the impact of higher income subject to tax.
Non-controlling interests
Non-controlling interests in the second quarter of 2006 and the six months ended April 30, 2006 represents the minority interest in a consolidated VIE. The VIE was deconsolidated in the third quarter of 2006.
Regular workforce headcount
The regular workforce headcount was down 542 from the same quarter last year, primarily due to the reduction of back office functions and the realignment of staff to the business groups. These decreases were partially offset by the transfer of staff from an external service provider relating to the repatriation of desktop support and related network management services to CIBC.

CIBC Second Quarter 2007	13

Management of risk

Our approach to the management of risk and capital resources has not changed significantly from that described on pages 53 to 66 of the 2006 Annual Accountability Report.
Management of credit risk
CREDIT QUALITY PERFORMANCE

	2007	2006
$ millions, as at	Apr. 30	Oct. 31

Gross impaired loans
Consumer	$555	$386
Business and government	426	244

Total gross impaired loans	$981	$630

Allowance for credit losses
Consumer	$374	$363
Business and government	248	181

Specific allowance	622	544
General allowance	894	900

Total allowance for credit losses	$1,516	$1,444

Gross impaired loans were up $351 million or 56% from October 31, 2006. Consumer gross impaired loans were up $169 million or 44%. Business and government gross impaired loans were up $182 million or 75%. The overall increase in gross impaired loans was largely due to the FirstCaribbean acquisition. During the six months ended April 30, 2007, gross impaired loans increased $22 million in Canada, $22 million in the U.S. and $307 million in other countries.
     Allowance for credit losses was up $72 million or 5% from October 31, 2006. Specific allowance was up $78 million or 14% from year-end, primarily due to the FirstCaribbean acquisition. This increase was partially offset by a reduction in the specific allowance of the personal loans portfolio in Canada. The general allowance totalled $894 million, down $6 million from the year-end. The reversal of $24 million of general allowance, and a transfer of $5 million to specific allowance related to the student loans portfolio were largely offset by the FirstCaribbean acquisition.
     For details on the provision for credit losses, see the “Review of consolidated statement of operations” section.
Management of market risk
Trading activities
The following table shows Value-at-Risk (VaR) by risk-type for CIBC’s trading activities. Total average risk was down from the same quarter last year primarily due to lower levels of credit spread risk, partially offset by higher levels of interest rate risk. Risk changes have not been significant and do not reflect any material change in business activity.
     Trading revenue (TEB)(A) was positive for 79% of the days in the quarter and 86% of the days for the six months ended April 30, 2007 and trading losses did not exceed VaR for any day during the three and six months ended April 30, 2007.
VaR BY RISK TYPE — TRADING PORTFOLIO

	As at or for the three months ended										For the six months ended
					Apr. 30, 2007		Jan. 31, 2007		Apr. 30, 2006		Apr. 30, 2007	Apr. 30, 2006
$ millions	High		Low		As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$8.8		$4.9		$7.5	$7.0	$8.6	$7.0	$6.1	$6.3	$7.0	$5.0
Credit spread risk	4.8		3.0		4.7	3.9	3.2	3.5	4.8	5.0	3.7	4.7
Equity risk	7.4		5.2		5.8	5.9	5.8	6.4	6.5	6.4	6.1	6.1
Foreign exchange risk	1.1		0.1		0.4	0.5	0.6	0.4	0.5	0.2	0.4	0.2
Commodity risk	1.9		0.9		1.0	1.4	1.5	1.6	2.1	1.7	1.5	1.6
Diversification effect(1)	n/m	(2)	n/m	(2)	(9.7)	(9.5)	(10.2)	(9.9)	(10.2)	(10.0)	(9.6)	(8.7)

Total risk	$10.3		$8.0		$9.7	$9.2	$9.5	$9.0	$9.8	$9.6	$9.1	$8.9

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(A)	For additional information, see the “Non-GAAP measures” section on page 37 of our 2006 Annual Accountability Report.

14	CIBC Second Quarter 2007

Non-trading activities
The following table shows the potential impact of an immediate 100 basis points increase and decrease in interest rates over the next 12 months, as adjusted for estimated prepayments.
INTEREST RATE SENSITIVITY — NON TRADING (AFTER-TAX)

	2007	2007	2006
$ millions, as at	Apr. 30	Jan. 31	Apr. 30

100 basis points increase in interest rates
Impact on net interest income	$22	$12	$79
Impact on shareholders’ equity(1)	292	183	260

100 basis points decrease in interest rates
Impact on net interest income	$(95)	$(72)	$(149)
Impact on shareholders’ equity(1)	(326)	(239)	(260)

(1)	Measured on a present value basis.
Management of liquidity risk
Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments.
     Core personal deposits remain a prime source of dependable retail funding. As at April 30, 2007, Canadian dollar deposits from individuals totalled $82.0 billion (October 31, 2006: $77.4 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash.
     One factor that can affect our access to wholesale markets and funding costs in those markets is our credit ratings. Over the course of the quarter, DBRS Limited upgraded our senior and subordinated debt ratings from AA(low) to AA and from A(high) to AA(low), respectively. Moody’s Investors Service implemented a new bank rating methodology, the final outcome of which was a revision of our senior debt rating from Aa3 to Aa2 and our subordinated debt rating from A1 to Aa3. These changes have resulted in minimal impact to our access and cost of wholesale funding.
     The following table summarizes our liquid assets:

	2007	2006
$ billions, as at	Apr. 30	Oct. 31

Cash	$1.0	$0.9
Deposits with banks	15.4	10.9
Securities(1)	66.1	66.8
Securities borrowed or purchased under resale agreements	30.9	25.4

	$113.4	$104.0

(1)	Includes available-for-sale securities (2006: investment securities) and securities designated at fair value with residual term to contractual maturity within one year, and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at April 30, 2007 totalled $22.3 billion (October 31, 2006: $25.5 billion).
Management of capital resources
Regulatory capital
We manage capital in accordance with policies established by the Board and a Board-approved annual capital plan.
     Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).

	2007		2006
$ millions, as at	Apr. 30		Oct. 31

Tier 1 capital	$12,111		$11,935
Total regulatory capital	17,954		16,583
Risk-weighted assets	127,186		114,780
Tier 1 capital ratio	9.5%		10.4%
Total capital ratio	14.1%		14.5%
Assets-to-capital multiple	17.9	x	18.0	x

Our Tier 1 ratio was down 90 basis points from the year-end, largely due to an increase in risk-weighted assets and goodwill, both arising from the acquisition of FirstCaribbean. These factors were partially offset by the increase in retained earnings, the minority interest in FirstCaribbean, and the issue of common shares from the exercise of options.
     Our Total capital ratio was down 40 basis points from year-end, largely due to the factors noted above. The total capital ratio benefited from the reduction in equity-accounted investments as a result of our FirstCaribbean acquisition.

CIBC Second Quarter 2007	15

Significant capital management activities
The following table summarizes our significant capital management activities:

	For the three	For the six
	months ended	months ended
$ millions	April 30, 2007	April 30, 2007

Issue of Class A Preferred Shares	$300	$750
Redemption of Class A Preferred Shares	—	416	(1)
Issue of common shares (options exercised)	21	71
Dividends
Preferred shares — classified as equity	35	73
Preferred shares — classified as liabilities	8	16
Common shares	259	494

(1)	Includes $16 million premium on redemption.
For additional details, see Note 5 to the interim consolidated financial statements.
Normal course issuer bid
On April 30, 2007, the Toronto Stock Exchange accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid commenced on May 2, 2007 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2007. Under this bid, from time to time we may purchase for cancellation up to 10 million common shares. Between the commencement of the bid and May 30, 2007, we repurchased and cancelled approximately 1.3 million shares at an average price of $102.13 for a total amount of $130 million.
Dividends
During the quarter, we increased our quarterly common share dividend from $0.70 per share to $0.77 per share.
Regulatory approval to pay dividends
We obtained the approval of OSFI under section 79(5) of the Bank Act to pay dividends on our common shares and Class A Preferred Shares for the quarters ended January 31, 2007 and April 30, 2007.
     On April 20, 2007, section 79(5) of the Bank Act was repealed and further OSFI approvals will not be required.
Off-balance sheet arrangements and contractual obligations

Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include transactions with VIEs, derivatives, credit-related arrangements and guarantees. Details on our off-balance sheet arrangements are provided on pages 67 to 69 of the 2006 Annual Accountability Report. For additional details on securitizations and guarantees, see the notes to the interim consolidated financial statements. There were no other significant changes to off-balance sheet arrangements for the three and six months ended April 30, 2007.
Contractual obligations
Details on our contractual obligations are provided on page 69 of the 2006 Annual Accountability Report.
     On November 1, 2006, we amended an information technology services contract with an external service provider to extend an existing three year commitment to seven years, and thereby increased the purchase obligation by approximately $600 million through 2013. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2006 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Significant changes in accounting policies were adopted on November 1, 2006 related to the financial instruments standards noted below. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 70 to 73 of the 2006 Annual Accountability Report.
Changes in accounting policy

Financial instruments
On November 1, 2006, we adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges” (including the amendments to the transitional provisions finalized by the CICA on December 15, 2006 by way of a Board Notice), 1530 “Comprehensive Income,” and 3251 “Equity.”
The standards require that all financial assets be classified as trading, designated at fair value, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all

16	CIBC Second Quarter 2007

derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity, and available-for-sale equities that do not have quoted market values in an active market. As required, these standards have been applied as an adjustment to opening retained earnings and accumulated other comprehensive income (AOCI). As a result, retained earnings decreased by $50 million; and AOCI increased by $123 million, excluding the impact of the reclassification of the foreign currency translation adjustments opening balance to AOCI. Prior period balances have not been restated.
     For further details, see Note 1 to the interim consolidated financial statements.
Future accounting changes

Leveraged leases
In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard 13, “Accounting for Leases,” certain aspects of which are incorporated in the CICA Emerging Issues Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective for CIBC beginning November 1, 2007.
     For additional details, see page 130 of our 2006 Annual Accountability Report.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective for CIBC beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections, 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation.” These new standards are effective for CIBC beginning November 1, 2007.
     These sections replace CICA handbook section 3861, “Financial Instruments — Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Controls and procedures

Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2007, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Second Quarter 2007	17

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 37 of the 2006 Annual Accountability Report.
     The following tables provide a reconciliation of our non-GAAP to GAAP measures:
Statement of operations measures

			CIBC	CIBC
			Retail	World	Corporate	CIBC
$ millions, for the three months ended			Markets	Markets	and Other	Total

Apr. 30, 2007	Total revenue		$2,189	$726	$135	$3,050
	Add: adjustment for TEB		—	54	—	54

	Revenue (TEB)		$2,189	$780	$135	$3,104

	Net income		$583	$194	$30	$807
	Less:	charge for economic capital	141	67	1	209

	Economic profit		$442	$127	$29	$598

	Efficiency ratio		61.8%	72.2%	n/m	64.8%
	Less:	adjustment for impact of TEB	—	5.1	n/m	1.1
		amortization of other intangible assets	0.5	—	n/m	0.5

	Cash efficiency ratio (TEB)		61.3%	67.1%	n/m	63.2%

Jan. 31, 2007	Total revenue		$2,151	$784	$156	$3,091
	Add: adjustment for TEB		—	62	—	62

	Revenue (TEB)		$2,151	$846	$156	$3,153

	Net income		$530	$210	$30	$770
	Less:	charge for economic capital	125	64	4	193

	Economic profit		$405	$146	$26	$577

	Efficiency ratio		59.9%	70.3%	n/m	62.9%
	Less:	adjustment for impact of TEB	—	5.1	n/m	1.3
		amortization of other intangible assets	0.2	—	n/m	0.1

	Cash efficiency ratio (TEB)		59.7%	65.2%	n/m	61.5%

Apr. 30, 2006	Total revenue		$1,975	$607	$195	$2,777
	Add: adjustment for TEB		—	42	—	42

	Revenue (TEB)		$1,975	$649	$195	$2,819

	Net income		$432	$110	$43	$585
	Less:	charge for economic capital	120	60	4	184

	Economic profit		$312	$50	$39	$401

	Efficiency ratio		62.6%	83.4%	n/m	66.1%
	Less:	adjustment for impact of TEB	—	5.5	n/m	1.0
		amortization of other intangible assets	—	—	n/m	0.2

	Cash efficiency ratio (TEB)		62.6%	77.9%	n/m	64.9%

n/m — not meaningful

18	CIBC Second Quarter 2007

19 CIBC Second Quarter 2007

			CIBC	CIBC
			Retail	World	Corporate	CIBC
$ millions, for the six months ended			Markets	Markets	and Other	Total

Apr. 30, 2007	Total revenue		$4,340	$1,510	$291	$6,141
	Add: adjustment for TEB		—	116	—	116

	Revenue (TEB)		$4,340	$1,626	$291	$6,257

	Net income		$1,113	$404	$60	$1,577
	Less:	charge for economic capital	266	131	5	402

	Economic profit		$847	$273	$55	$1,175

	Efficiency ratio		60.8%	71.2%	n/m	63.8%
	Less:	adjustment for impact of TEB	—	5.1	n/m	1.2
		amortization of other intangible assets	0.2	—	n/m	0.3

	Cash efficiency ratio (TEB)		60.6%	66.1%	n/m	62.3%

Apr. 30, 2006	Total revenue		$4,043	$1,286	$306	$5,635
	Add: adjustment for TEB		—	88	—	88

	Revenue (TEB)		$4,043	$1,374	$306	$5,723

	Net income		$870	$238	$57	$1,165
	Less:	charge for economic capital	246	124	9	379

	Economic profit		$624	$114	$48	$786

	Efficiency ratio		61.4%	80.7%	n/m	65.9%
	Less:	adjustment for impact of TEB	—	5.2	n/m	1.0
		amortization of other intangible assets	—	—	n/m	0.3

	Cash efficiency ratio (TEB)		61.4%	75.5%	n/m	64.6%

n/m — not meaningful
Adjusted income taxes
     Adjusted effective tax rate is calculated by adjusting the tax expense for significant tax recoveries and other tax adjustments. The adjusted effective tax rate (TEB) is calculated by also grossing up income and income taxes with the tax-exempt income to an equivalent before-tax basis.

		For the three months ended			For the six months ended
		2007	2007	2006	2007	2006
$ millions		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Income before taxes and non-controlling interests	A	$908	$1,005	$803	$1,913	$1,618
TEB adjustment	B	54	62	42	116	88

Income before taxes and non-controlling interests (TEB)	C	$962	$1,067	$845	$2,029	$1,706

Reported income taxes per financial statements	D	$91	$231	$190	$322	$428
TEB adjustment	B	54	62	42	116	88
Income tax recoveries	E	80	—	35	80	35
Reversal of valuation allowance	F	11	—	—	11	—

Adjusted income taxes	G	$236	$293	$267	$529	$551

Reported effective income tax rate (TEB)	(D+B)/C	15.1%	27.5%	27.5%	21.6%	30.2%
Adjusted effective income tax rate	(D+E+F)/A	20.0%	23.0%	28.0%	21.6%	28.6%
Adjusted effective income tax rate (TEB)	G/C	24.5%	27.5%	31.6%	26.1%	32.3%

CIBC Second Quarter 2007	19

Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net income	$807	$770	585	$1,577	1,165
Add: after-tax effect of amortization of other intangible assets	9	4	5	13	10

Cash net income	$816	$774	590	$1,590	1,175

Non-interest expenses	$1,976	$1,943	$1,836	$3,919	3,713
Less: amortization of other intangible assets	12	5	7	17	14

Cash non-interest expenses	$1,964	$1,938	$1,829	$3,902	3,699

Cash basic EPS	$2.32	$2.14	1.66	$4.46	$3.31
Cash diluted EPS	$2.29	$2.12	1.65	$4.41	$3.28

20	CIBC Second Quarter 2007

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Interest income
Loans	$2,350	$2,304	$2,008	$4,654	$4,041
Securities borrowed or purchased under resale agreements	499	472	366	971	699
Securities	719	762	640	1,481	1,260
Deposits with banks	200	173	98	373	185

	3,768	3,711	3,112	7,479	6,185

Interest expense
Deposits	1,928	1,903	1,444	3,831	2,772
Other liabilities	678	665	552	1,343	1,069
Subordinated indebtedness	75	76	72	151	144
Preferred share liabilities	8	8	8	16	16

	2,689	2,652	2,076	5,341	4,001

Net interest income	1,079	1,059	1,036	2,138	2,184

Non-interest income
Underwriting and advisory fees	178	185	137	363	317
Deposit and payment fees	193	193	187	386	382
Credit fees	82	69	62	151	150
Card fees	60	70	52	130	116
Investment management and custodial fees	130	130	118	260	232
Mutual fund fees	216	212	201	428	395
Insurance fees, net of claims	62	58	46	120	104
Commissions on securities transactions	226	229	230	455	459
Trading revenue (Note 8)	296	375	307	671	569
Investment securities losses, net	n/a	n/a	(5)	n/a	(7)
Realized net gains on available for sale securities	119	132	n/a	251	n/a
Revenue on financial instruments designated at fair value and related economic hedges (Note 9)	59	43	n/a	102	n/a
Income from securitized assets	136	129	129	265	245
Foreign exchange other than trading	101	84	104	185	168
Other	113	123	173	236	321

	1,971	2,032	1,741	4,003	3,451

Total revenue	3,050	3,091	2,777	6,141	5,635

Provision for credit losses (Note 3)	166	143	138	309	304

Non-interest expenses
Employee compensation and benefits	1,126	1,160	1,054	2,286	2,134
Occupancy costs	152	150	144	302	290
Computer and office equipment	279	263	274	542	547
Communications	88	71	75	159	150
Advertising and business development	66	50	54	116	101
Professional fees	43	39	41	82	85
Business and capital taxes	34	35	35	69	66
Other	188	175	159	363	340

	1,976	1,943	1,836	3,919	3,713

Income before income taxes and non-controlling interests	908	1,005	803	1,913	1,618
Income tax expense	91	231	190	322	428

	817	774	613	1,591	1,190
Non-controlling interests	10	4	28	14	25

Net income	$807	$770	$585	$1,577	$1,165

Earnings per share (in dollars) (Note 11) — Basic	$2.29	$2.13	$1.65	$4.42	$3.28
— Diluted	$2.27	$2.11	$1.63	$4.37	$3.25
Dividends per common share (in dollars)	$0.77	$0.70	$0.68	$1.47	$1.36

n/a	not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530 and 3251. These sections were adopted on a prospective basis with no restatement of prior period information. See Note 1 for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2007	21

CONSOLIDATED BALANCE SHEET

	2007	2006
Unaudited, $ millions, as at	Apr. 30	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,707	$1,317

Interest-bearing deposits with banks	14,734	10,536

Securities
Trading (Note 8)	63,404	62,331
Available for sale	14,227	n/a
Designated at fair value (Note 9)	6,132	n/a
Investment	n/a	21,167

	83,763	83,498

Securities borrowed or purchased under resale agreements	30,916	25,432

Loans
Residential mortgages	87,075	81,358
Personal	28,970	28,052
Credit card	7,998	7,253
Business and government (Notes 8 and 9)	33,992	30,404
Allowance for credit losses (Note 3)	(1,515)	(1,442)

	156,520	145,625

Other
Derivative instruments market valuation (Note 7)	17,233	17,122
Customers’ liability under acceptances	8,277	6,291
Land, buildings and equipment	2,142	2,032
Goodwill	1,983	982
Other intangible assets	475	192
Other assets	8,830	10,957

	38,940	37,576

	$326,580	$303,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$90,490	$81,829
Business and government (Note 9)	116,338	107,468
Bank	14,341	13,594

	221,169	202,891

Other
Derivative instruments market valuation (Note 7)	17,224	17,330
Acceptances	8,277	6,297
Obligations related to securities sold short	13,743	13,788
Obligations related to securities lent or sold under repurchase agreements	31,772	30,433
Other liabilities	13,867	14,716

	84,883	82,564

Subordinated indebtedness	6,011	5,595

Preferred share liabilities	600	600

Non-controlling interests	161	12

Shareholders’ equity
Preferred shares	2,731	2,381
Common shares	3,135	3,064
Treasury shares	(4)	(19)
Contributed surplus	76	70
Foreign currency translation adjustments	n/a	(442)
Retained earnings	8,200	7,268
Accumulated other comprehensive income (AOCI) (Note 6)	(382)	n/a

	13,756	12,322

	$326,580	$303,984

n/a	not applicable. See the “Consolidated statement of operations” for additional details.

The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC Second Quarter 2007

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Preferred shares
Balance at beginning of period	$2,431	$2,381	$2,381	$2,381	$2,381
Issue of preferred shares	300	450	—	750	—
Redemption of preferred shares	—	(400)	—	(400)	—

Balance at end of period	$2,731	$2,431	$2,381	$2,731	$2,381

Common shares
Balance at beginning of period	$3,114	$3,064	$2,992	$3,064	$2,952
Issue of common shares	21	50	39	71	79

Balance at end of period	$3,135	$3,114	$3,031	$3,135	$3,031

Treasury shares
Balance at beginning of period	$(1)	$(19)	$(5)	$(19)	$—
Purchases	(1,213)	(1,356)	(664)	(2,569)	(2,069)
Sales	1,210	1,374	665	2,584	2,065

Balance at end of period	$(4)	$(1)	$(4)	$(4)	$(4)

Contributed surplus
Balance at beginning of period	$74	$70	$56	$70	$58
Stock option expense	1	2	2	3	3
Stock options exercised	(1)	(4)	(5)	(5)	(8)
Net premium on treasury shares	2	6	—	8	—

Balance at end of period	$76	$74	$53	$76	$53

Foreign currency translation adjustments
Balance at beginning of period	$—	$(442)	$(375)	$(442)	$(327)
Transitional adjustment on adoption of new accounting policies(1)	—	442	—	442	—
Foreign exchange losses from investment in subsidiaries and other items	n/a	n/a	(208)	n/a	(754)
Foreign exchange gains from hedging activities	n/a	n/a	161	n/a	907
Income tax expense	n/a	n/a	(44)	n/a	(292)

Balance at end of period	$—	$—	$(466)	$—	$(466)

Retained earnings
Balance at beginning of period, as previously reported	$7,693	$7,268	$5,987	$7,268	$5,667
Transitional adjustment on adoption of new accounting policies(1)	—	(50)	—	(50)	—

Balance at beginning of period, as restated	7,693	7,218	5,987	7,218	5,667
Net income	807	770	585	1,577	1,165
Dividends
Preferred	(35)	(38)	(33)	(73)	(66)
Common	(259)	(235)	(229)	(494)	(456)
Premium on redemption of preferred shares (classified as equity)	—	(16)	—	(16)	—
Other	(6)	(6)	5	(12)	5

Balance at end of period	$8,200	$7,693	$6,315	$8,200	$6,315

Accumulated other comprehensive income, net of tax (Note 6)
Balance at beginning of period	$(144)	n/a	n/a	n/a	n/a
Transitional adjustment on adoption of new accounting policies(1)	—	(319)	n/a	(319)	n/a
Other comprehensive income	(238)	175	n/a	(63)	n/a

Balance at end of period	$(382)	$(144)	n/a	$(382)	n/a

Retained earnings and AOCI	$7,818	$7,549	$6,315	$7,818	$6,315

Shareholders’ equity at end of period	$13,756	$$13,167	$11,310	$13,756	$11,310

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

n/a	not applicable. See the “Consolidated statement of operations” for additional details.

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2007	23

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

			For the six
	For the three months ended		months ended
	2007	2007	2007
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30

Net income	$807	$770	$1,577

Other comprehensive income, net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations(1)	(1,089)	805	(284)
Net gains (losses) on hedges of foreign currency translation adjustments(2)	840	(603)	237

	(249)	202	(47)

Unrealized gains (losses) on available for sale securities
Net unrealized gains (losses) on securities available for sale(3)	74	(43)	31
Transfer of net losses (gains) to net income(4)	1	(28)	(27)

	75	(71)	4

Gains (losses) on cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges(5)	(55)	73	18
Net gains on derivatives designated as cash flow hedges transferred to net income(6)	(9)	(29)	(38)

	(64)	44	(20)

Total other comprehensive (loss) income(7)	(238)	175	(63)

Comprehensive income	$569	$945	$1,514

(1)	Net of income tax benefit (expense) of $10 million (Jan. 31, 2007: $(10) million).

(2)	Net of income tax (expense) benefit of $(425) million (Jan. 31, 2007: $313 million).

(3)	Net of income tax (expense) benefit of $(52) million (Jan. 31, 2007: $29 million).

(4)	Net of income tax (expense) benefit of $(1) million (Jan. 31, 2007: $16 million).

(5)	Net of income tax benefit (expense) of $29 million (Jan. 31, 2007: $(39) million).

(6)	Net of income tax benefit of $5 million (Jan. 31, 2007: $15 million).

(7)	Includes non-controlling interest of nil (Jan. 31, 2007: $1 million).

The accompanying notes are an integral part of these interim consolidated financial statements.

24	CIBC Second Quarter 2007

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Cash flows provided by (used in) operating activities
Net income	$807	$770	$585	$$1,577	$1,165
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	166	143	138	309	304
Amortization of buildings, furniture, equipment and leasehold improvements	59	53	51	112	105
Amortization of other intangible assets	12	5	7	17	14
Stock-based compensation	(2)	18	6	16	21
Future income taxes	51	63	93	114	170
Investment securities losses realized, net	n/a	n/a	5	n/a	7
Realized net gains on available for sale securities	(119)	(132)	n/a	(251)	—
Gains on disposal of land, buildings and equipment	—	—	(1)	—	(1)
Other non-cash items, net	(11)	50	—	39	—
Changes in operating assets and liabilities
Accrued interest receivable	74	(106)	(122)	(32)	(105)
Accrued interest payable	29	(474)	200	(445)	213
Amounts receivable on derivative contracts	450	(404)	790	46	1,721
Amounts payable on derivative contracts	629	(958)	(1,379)	(329)	(1,437)
Net change in trading securities	4,709	(4,238)	1,797	471	(5,320)
Net change in securities designated at fair value	837	(629)	n/a	208	n/a
Net change in other assets and liabilities designated at fair value	1,194	187	n/a	1,381	n/a
Current income taxes	(457)	(377)	220	(834)	273
Other, net	1,325	(1,742)	35	(417)	(1,855)

	9.753	(7,771)	2,425	1,982	(4,725)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(3,619)	5,554	(163)	1,935	769
Obligations related to securities sold short	(14)	(69)	2,785	(83)	3,113
Net obligations related to securities lent or sold under repurchase agreements	2,517	(1,178)	(2,277)	1,339	7,357
Issue of subordinated indebtedness	59	—	1,300	59	1,300
Redemption of subordinated indebtedness	—	—	(250)	—	(500)
Redemption of preferred shares	—	(416)	—	(416)	—
Issue of preferred shares	300	450	—	750	—
Issue of common shares	21	50	39	71	79
Net proceeds from treasury shares (purchased) sold	(3)	18	1	15	(4)
Dividends	(294)	(273)	(262)	(567)	(522)
Other, net	(154)	353	(295)	199	(145)

	(1,187)	4,489	878	3,302	11,447

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	1,020	(2,494)	(765)	(1,474)	714
Loans, net of repayments	(5,976)	1,295	(2,301)	(4,681)	(1,946)
Proceeds from securitizations	1,698	2,537	1,868	4,235	3,894
Investment securities
Purchase of securities	n/a	n/a	(3,384)	n/a	(9,395)
Proceeds from sale of securities	n/a	n/a	1,247	n/a	2,541
Proceeds from maturity of securities	n/a	n/a	896	n/a	1,537
Available for sale securities
Purchase of securities	(2,618)	(1,787)	n/a	(4,405)	n/a
Proceeds from sale of securities	3,353	1,462	n/a	4,815	n/a
Proceeds from maturity of securities	986	2,396	n/a	3,382	n/a
Net securities borrowed or purchased under resale agreements	(6,948)	1,464	(23)	(5,484)	(3,208)
Net cash used in acquisition (1)	(262)	(778)	—	(1,040)	(75)
Purchase of land, buildings and equipment	—	(233)	—	(233)	(6)
Proceeds from disposal of land, buildings and equipment	—	—	7	—	7

	(8,747)	3,862	(2,455)	(4,885)	(5,937)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(50)	41	(10)	(9)	(22)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(231)	621	838	390	763
Cash and non-interest-bearing deposits with banks at beginning of period	1,938	1,317	1,235	1,317	1,310

Cash and non-interest-bearing deposits with banks at end of period	$1,707	$1,938	$2,073	$1,707	$2,073

Cash interest paid	$2,660	$3,126	$1,876	$5,786	$3,788
Cash income taxes paid (recovered)	$496	$545	$(123)	$1,041	$(15)

(1)	Primarily relates to acquisition of FirstCaribbean International Bank and acquisition of the remaining non-controlling interest in INTRIA Items Inc.

n/a	not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2007	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
     The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2006, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006, as set out on pages 80 to 130 of the 2006 Annual Accountability Report.
     During the first quarter of 2007, we revisited our presentation of certain revenue and expense items for prior periods to better reflect the nature of these items. Accordingly, certain comparative amounts have been reclassified to conform with the presentation adopted in the first quarter of 2007.
1.  Change in accounting policy
     On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges” (including the amendments to the transitional provisions finalized by the CICA on December 15, 2006 by way of a Board Notice), 1530 “Comprehensive Income,” and 3251 “Equity.”
     The standards require that all financial assets be classified as trading, designated at fair value (FVO), available for sale (AFS), held to maturity (HTM), or loans and receivables. The investment securities classification is no longer applicable under the new rules. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market.
     Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models. Commencing November 1, 2006, quoted market values of financial assets and liabilities classified as trading or FVO are in reference to bid or asking prices where available, as appropriate, instead of closing prices. Where bid and asking prices are unavailable, we continue to use the closing price.
     Transaction costs related to trading and FVO securities are expensed as incurred. Transaction costs related to AFS and HTM securities and fees and costs relating to loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method.
     Settlement date accounting continues to be used for all securities, except that changes in fair value between the trade date and settlement date are reflected in income for trading and FVO securities, while changes in fair value between trade date and settlement date are reflected in other comprehensive income (OCI) for AFS securities.
Classification of financial instruments
     Trading financial assets are securities purchased for resale, generally within a short period of time. Trading financial liabilities include obligations related to securities sold short. They are measured at fair value at the balance sheet date. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations continue to be reported in income as trading revenue. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Obligations related to securities sold short that are held as economic hedges rather than trading and FVO are also measured at fair value with the realized and unrealized gains and losses reported in other non-interest income.
     Designated at fair value (FVO) financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. These are accounted for in the same manner as trading financial assets and financial liabilities. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation including that retail asset exposures are precluded from being designated and that the fair value designated financial instruments are managed on a fair value basis.
     Held-to-maturity (HTM) financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. These financial assets are accounted for at amortized cost. We have not currently designated any financial assets as HTM.
     Available-for-sale (AFS) financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments, trading or designated at fair value. Securities included in this category comprise debt and equity securities, including investments over which we have no significant influence. Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value whereby the unrealized gains and losses are included in accumulated other comprehensive income (AOCI) until sale or other-than-temporary impairment when the cumulative gain or loss is transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in non-interest income. Dividends and interest income from these securities are included in interest income.

26	CIBC Second Quarter 2007

     Loans and receivables continue to be accounted for at amortized cost.
     Financial liabilities recorded at amortized cost include all liabilities, other than derivatives, obligations related to securities sold short, or liabilities to which the FVO has been applied.
     Derivatives are always carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments market valuation. Derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified together with the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations. We elected to apply this accounting treatment to all host contracts containing such embedded derivatives at November 1, 2006.
Equity
 Accumulated other comprehensive income is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax), and includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.
Hedge accounting
 Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply fair value hedge accounting, cash flow hedge accounting, or accounting for hedges of net investments in self-sustaining foreign operations (NIFO), as appropriate, to account for the risks being hedged. When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income, including for instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed.
     We document our assessment of the effectiveness of the derivatives that are used in hedging transactions in offsetting changes in fair values or cash flows of the hedged items both at the hedge inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows. The amount of ineffectiveness, provided that it is not to the extent as to disqualify the entire hedge from hedge accounting, is recorded immediately in income.
     The change in fair value of derivatives and non-derivatives not designated as accounting hedges but used to economically hedge FVO financial assets or liabilities is included in revenue on financial instruments designated at fair value and related economic hedges. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either foreign exchange other than trading (FXOTT) or other non-interest income. The change in fair value of all other trading derivatives is included in trading revenue.
Fair value hedges
We designate fair value hedges as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. These hedges minimize fluctuations in income that are caused by interest rate volatility through the creation of “basis adjustments” to the hedged financial instruments that are recognized in net interest income against the change in fair value recognized in net interest income from the hedging derivatives. Accordingly, any hedge ineffectiveness, representing the difference between change in fair value of the hedging derivative and the change in the basis adjustment to the hedged item, is also recognized in net interest income.
     We also designate fair value hedges as part of foreign exchange risk management strategies that use derivatives and other financial instruments to hedge changes in the fair value of financial instruments denominated in a currency other than the functional currency. These hedges minimize fluctuations in income that are caused by foreign exchange rate changes through the creation of basis adjustments to the hedged financial instruments that are recognized in FXOTT against the change in fair value recognized in FXOTT from the hedging financial instruments. Accordingly, any hedge ineffectiveness is reflected in FXOTT.
     The basis adjustment included in income is equal to the change in fair value of the hedged item attributed to the risk being hedged. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment to the hedged item is amortized over the remaining term of the original hedge. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.
     Upon the adoption of the new standards we reestablished various fair value hedging relationships pursuant to which certain deferred hedge balances have

CIBC Second Quarter 2007	27

been included as a basis adjustment to the hedged item. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new rules.
Cash flow hedges
We designate cash flows hedges as part of risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by converting certain variable rate financial instruments to fixed rate financial instruments and by hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods, at which time the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in FXOTT or net interest income immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss that was reported in the AOCI is immediately recognized in income.
     Upon the adoption of the new standards we reestablished various cash flow hedging relationships pursuant to which certain deferred hedge balances have been included as an adjustment to the AOCI. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new rules.
Hedges of net investments in self-sustaining foreign operations
We designate NIFO hedges to protect our investment in self sustaining operations against adverse movement in foreign exchange rates.
     These hedges are accounted for in a similar manner to cash flow hedges as the effective portion of the changes in fair value of the hedging derivative instruments is included in OCI until reduction in the net investment at which time any gains or losses in the AOCI are recognized in FXOTT. The ineffective portion of the change in fair value of the hedging derivative is recognized in FXOTT.
Transitional adjustment
As required, these standards have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated. The impact of adopting these standards was as follows:

		Adjustment
	As at	upon adoption	As at
$ millions	Oct. 31, 2006	of new standards	Nov. 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
Available for sale	—	16,006	16,006
Trading	62,331	(552)	61,779
Designated at fair value	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments market valuation	17,122	1,585	18,707
Other assets	10,957	(1,701)	9,256

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments market valuation	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Foreign currency translation adjustments	(442)	442	—
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	—	(442)	(442)
Unrealized losses on AFS securities	—	(29)	(29)
Gains on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

28	CIBC Second Quarter 2007

The $16,006 million of financial assets classified as AFS included $15,429 million (fair value $15,391 million) and $615 million (fair value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of financial assets classified as designated at fair value securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
2.  Acquisition
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclay’s Bank PLC’s (Barclays) interest in FirstCaribbean, which represents a further 39.3% ownership interest. As a result of this transaction (“the Step 1 Acquisition”), as at January 31, 2007, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (“the Step 2 Acquisition) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the interim consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     Details of the aggregate consideration given and the fair value of net assets acquired in respect of the Step 1 Acquisition and the Step 2 Acquisition are as follows:

	Step 1	Step 2
$ millions	Acquisition	Acquisition	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$1,403
Transaction costs, net of tax	8	2	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	840

	$2,001	$252	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$3,107
Securities	3,934	—	3,934
Loans	6,667	—	6,667
Goodwill	958	84	1,042
Other intangible assets	267	45	312
Other assets	876	8	884

Total assets acquired	15,809	137	15,946

Deposits	10,921	—	10,921
Other liabilities	2,386	4	2,390
Subordinated indebtedness	232	—	232
Non-controlling interest	269	(119)	150

Total liabilities assumed	13,808	(115)	13,693

Net assets acquired	$2,001	$252	$2,253

The goodwill may be adjusted throughout 2007 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from FirstCaribbean in respect of the Step 1 Acquisition and the Step 2 Acquisition.
     Subsequent to the Step 2 Acquisition transaction, the total acquired intangible assets include a core deposit intangible of $288 million and the FirstCaribbean brand name of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as a result of the Step 1 Acquisition and the Step 2 Acquisition is not deductible for tax purposes.

CIBC Second Quarter 2007	29

3.  Allowance for credit losses

$ millions, for the three months ended	April 30, 2007			January 31, 2007			April 30, 2006
	Specific	General	Total	Specific	General	Total	Specific	General	Total
	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$636	$920	$1,556	$544	$900	$1,444	$647	$975	$1,622
Provision for (recovery of) credit losses	190	(24)	166	143	—	143	163	(25)	138
Write-offs	(220)	—	(220)	(224)	—	(224)	(208)	—	(208)
Recoveries	22	—	22	53	—	53	50	—	50
Transfer from general to specific (1)	2	(2)	—	3	(3)	—	—	—	—
Other (2)	(8)	—	(8)	117	23	140	2	—	2

Balance at end of period	$622	$894	$1,516	$636	$920	$1,556	$654	$950	$1,604

Comprised of:
Loans	$621	$894	$1,515	$634	$920	$1,554	$652	$950	$1,602
Letters of credit (3)	1	—	1	2	—	2	2	—	2

$ millions, for the six months ended	April 30, 2007			April 30, 2006
	Specific	General	Total	Specific	General	Total
	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$544	$900	$1,444	$663	$975	$1,638
Provision for (recovery of) credit losses	333	(24)	309	329	(25)	304
Write-offs	(444)	—	(444)	(416)	—	(416)
Recoveries	75	—	75	73	—	73
Transfer from general to specific (1)	5	(5)	—	—	—	—
Other (2)	109	23	132	5	—	5

Balance at end of period	$622	$894	$1,516	$654	$950	$1,604

Comprised of:
Loans	$621	$894	$1,515	$652	$950	$1,602
Letters of credit (3)	1	—	1	2	—	2

(1)	Related to student loan portfolio.

(2)	First quarter of 2007 includes $117 million in specific allowance and $23 million in general allowance related to the FirstCaribbean acquisition.

(3)	Included in other liabilities.
4.  Securitizations

	For the three months ended				For the six months ended
$ millions	Apr. 30, 2007	Jan. 31, 2007	Apr. 30, 2006		Apr. 30, 2007	Apr. 30, 2006
	Residential	Residential	Residential		Residential	Residential
	mortgages	mortgages	mortgages	Cards	mortgages	mortgages	Cards

Securitized	$1,356	$3,850	$2,246	$109	$5,206	$5,031	$381
Sold (1)	1,707	2,549	1,768	109	4,256	3,533	381
Net cash proceeds	1,698	2,537	1,759	109	4,235	3,513	381
Retained interests (2)	34	33	27	9	67	58	32
Gain on sale, net of transaction costs	16	10	9	—	26	17	1

Retained interest assumptions:
Prepayment/payment rate (3)	11.0 - 39.0%	11.0 - 39.0%	11.0 - 39.0%	43.8%	11.0 - 39.0%	11.0 - 39.0%	43.5 - 43.8%
Discount rate	4.1 - 4.4%	4.1 - 4.3%	4.1 - 4.6%	9.0%	4.1 - 4.4%	3.5 - 4.6%	9.0%
Expected credit losses	0.0 - 0.1%	0.0 - 0.1%	0.0 - 0.1%	3.6%	0.0 - 0.1%	0.0 - 0.1%	3.6%

(1)	Assets securitized and not sold are reported as FVO securities (2006: investment securities) on the consolidated balance sheet.

(2)	Retained interests arising from securitization are reported as AFS securities (2006: investment securities) on the consolidated balance sheet.

(3)	Annual prepayment rate for residential mortgages and monthly payment rate for cards.

30	CIBC Second Quarter 2007

5.  Significant capital transactions
On November 15, 2006, we issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million.
     On January 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.
     On February 14, 2007, we issued 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each for an aggregate amount of $300 million.
     During the quarter, we issued 0.4 million common shares for $21 million (for the six months ended April 30, 2007: 1.3 million common shares for $71 million), pursuant to stock option plans.
     On April 30, 2007, the Toronto Stock Exchange accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid commenced on May 2, 2007 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2007. Under this bid, from time to time we may purchase for cancellation up to 10 million common shares. Between the commencement of the bid and May 30, 2007, we repurchased and cancelled approximately 1.3 million shares at an average price of $102.13 for a total amount of $130 million.
Regulatory approval to pay dividends
We obtained the approval of the OSFI under section 79(5) of the Bank Act to pay dividends on our common shares and Class A Preferred Shares for the quarters ended January 31, 2007 and April 30, 2007.
     On April 20, 2007, section 79(5) of the Bank Act was repealed and further OSFI approvals will not be required.
6.  Accumulated other comprehensive income (net of tax)

	2007
$ millions, as at	Apr. 30

Foreign currency translation adjustments	$(489)
Net unrealized losses on AFS securities	(25)	(1)
Net gains on cash flow hedges	132	(2)

	$(382)

(1)	Includes $186 million of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $22 million, deferred in AOCI, as at April 30, 2007, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 13 years thereafter.
7.  Derivative instruments market valuation

	2007
$ millions, as at	Apr. 30
	Assets	Liabilities

Trading (Note 8)	$15,970	$15,993
Designated accounting hedges (Note 12)	731	291
Economic hedges (1)
Economic hedges of FVO financial assets and liabilities	157	223
Other economic hedges	375	717

	$17,233	$17,224

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
8.  Trading financial instruments
The following tables present the assets and liabilities and income related to trading financial instruments. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sales of securities. Non-interest income also includes all income from trading derivative instruments.

	2007	2006
$ millions, as at	Apr. 30	Oct. 31

Securities
Debt	$33,161	$28,493
Equity	30,243	33,838

	63,404	62,331

Loans
Business and government	—	3,641
Derivative instruments	15,970	16,805

	$79,374	$82,777

Obligations related to securities sold short	$13,651	$12,716
Derivative instruments	15,993	16,891

	$29,644	$29,607

CIBC Second Quarter 2007	31

					For the six
	For the three months ended				months ended
	2007	2007	2006		2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30		Apr. 30	Apr. 30

Trading income consists of:
Interest income	$669	$729	$561		$1,398	$1,137
Interest expense	842	920	697		1,762	1,337

Net interest expense	(173)	(191)	(136)		(364)	(200)
Non-interest income	296	375	307		671	569

	$123	$184	$171		$307	$369

Income by product line:
Interest rates	$50	$65	$26		$115	$92
Foreign exchange	48	44	41		92	80
Equities	22	43	43		65	66
Commodities	2	6	8		8	15
Other	1	26	53	(1)	27	116	(1)

	$123	$184	$171		$307	$369

(1)	Comprises primarily loan trading activities.
9.  Financial instruments designated at fair value (FVO)
FVO financial instruments include the following:
•	Certain commercial real estate fixed rate loans, real estate related securities and loans held to hedge structured total return swap transactions, and certain loans hedged through credit derivatives are designated at fair value to significantly reduce measurement inconsistencies that would arise if the related derivatives were treated as trading and marked-to- market and the underlying financial instruments were carried at amortized cost.

•	Secondary traded loans are designated at fair value to match both the accounting and the economics of the portfolio. These financial instruments are managed as trading loans with a documented trading strategy pursuant to which the positions are intended to be sold within six months.

•	Certain financial assets, such as mortgage-backed securities, Government of Canada bonds and treasury bills, debt securities, and certain fixed rate deposit liabilities are designated at fair value to significantly reduce measurement inconsistencies that would arise if the related hedging derivatives, such as interest rate swaps, seller swaps and other asset swaps, were treated as trading and marked-to-market and the underlying financial asset accounted for at amortized cost.
The following tables present the FVO assets and liabilities, the income earned from these financial instruments and the income and losses on derivatives used to economically hedge these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and all income from the derivative instruments held to economically hedge these financial instruments.

2007
$ millions, as at	Apr. 30

FVO assets
Securities
Debt	$6,132
Loans
Business and government	4,225

$10,357

FVO liabilities
Deposits
Business and government	$5,502
Obligations related to securities sold short	38

$5,540

	For the three		For the six
	months ended		months ended
	2007	2007	2007
$ millions	Apr. 30	Jan. 31	Apr. 30

Interest income	$143	$153	$296
Interest expense	127	150	277

Net interest income	16	3	19

Non-interest income
FVO financial instruments	80	(11)	69
Economic hedges (1)	(21)	54	33

	59	43	102

	$75	$46	$121

(1)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Deposits designated at fair value
As at April 30, 2007, the carrying amount of FVO deposits was $2 million lower than the amount if the deposits were carried on an amortized cost basis.
     For the three and six months ended April 30, 2007, the cumulative net loss attributable to changes in CIBC’s credit risk for FVO deposits was not significant.
10.  Employee future benefit expenses

	For the three			For the six
	months ended			months ended
	2007	2007	2006	2007	2006
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plan
Pension benefit plans	$47	$48	$52	$95	$102
Other benefit plans	11	8	18	19	37

	$58	$56	$70	$114	$139

Defined contribution plan
CIBC’s pension plans	$5	$4	$4	$9	$7
Government pension plans (1)	22	22	22	44	43

	$27	$26	$26	$53	$50

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

32	CIBC Second Quarter 2007

11.  Earnings per share

	For the three months ended			For the six months ended
	2007	2007	2006	2007	2006
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Basic EPS
Net income	$807	$770	$585	$1,577	$1,165
Preferred share dividends and premium	(35)	(54)	(33)	(89)	(66)

Net income applicable to common shares	$772	$716	$552	$1,488	$1,099

Weighted-average common shares outstanding (thousands)	337,320	336,486	335,147	336,896	334,745

Basic EPS	$2.29	$2.13	$1.65	$4.42	$3.28

Diluted EPS
Net income applicable to common shares	$772	$716	$552	$1,488	$1,099

Weighted-average common shares outstanding (thousands)	337,320	336,486	335,147	336,896	334,745
Add: stock options potentially exercisable (1) (thousands)	3,293	3,456	3,397	3,376	3,372

Weighted-average diluted common shares outstanding (2) (thousands)	340,613	339,942	338,544	340,272	338,117

Diluted EPS	$2.27	$2.11	$1.63	$4.37	$3.25

(1)	Excludes average options outstanding of 1,698 with a weighted-average exercise price of $102.07; average options outstanding of 3,249 with a weighted-average exercise price of $98.30; and average options outstanding of 10,151 with a weighted-average exercise price of $84.69 for the three months ended April 30, 2007, January 31, 2007 and April 30, 2006, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.
12.  Designated accounting hedges
For fair value, cash flow and NIFO hedging activities, a gain relating to net ineffectiveness of approximately $3 million for the quarter (for the three months ended January 31, 2007: loss of approximately $2 million) was included in the consolidated statement of operations. Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the consolidated statement of operations and are not significant for the three and six months ended April 30, 2007.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

		2007
$ millions, as at		Apr. 30
	Derivatives
	notional	Carrying value
	amount	Positive	Negative

Fair value hedges	$70,742	$395	$285
Cash flow hedges	5,081	239	6
NIFO hedges	6,154	97	—

	$81,977	$731	$291

In addition, foreign currency denominated deposit liabilities of $197 million and $16.3 billion have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.
13. Guarantees

	2007	2006
$ millions, as at	Apr. 30	Oct. 31
	Maximum	Maximum
	potential	potential
	future payment	future payment

Securities lending with indemnification (1)	$45,517	$37,921
Standby and performance letters of credit	6,754	6,094
Credit enhancement facilities	22	—
Credit derivatives written options	82,110	59,769
Other derivative contracts	(2)	(2)
Other indemnification agreements	(2)	(2)

(1)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services (GSS), which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	See page 120 of the 2006 Annual Accountability Report for further details.
     As at April 30, 2007, we had a liability of $221 million (October 31, 2006: $43 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative contracts). For other derivative contracts, as at April 30, 2007, we had a liability of $3.3 billion (October 31, 2006: $5.4 billion) on our consolidated balance sheet. As at April 30, 2007, the total collateral available relating to these guarantees was $63.2 billion (October 31, 2006: $48.9 billion).

CIBC Second Quarter 2007	33

14.  Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     As discussed in Note 2, the results of FirstCaribbean are included in the CIBC Retail Markets strategic business line since December 22, 2006.

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Apr. 30, 2007	Net interest income (expense)	$1,134	$(140)	$85	$1,079
	Non-interest income	1,107	812	52	1,971
	Intersegment revenue(1)	(52)	54	(2)	—

	Total revenue	2,189	726	135	3,050
	Provision for (recovery of) credit losses	182	4	(20)	166
	Amortization(2)	31	5	35	71
	Other non-interest expenses	1,322	519	64	1,905

	Income before income taxes and non-controlling interests	654	198	56	908
	Income tax expense	64	1	26	91
	Non-controlling interests	7	3	—	10

	Net income	$583	$194	$30	$807

	Average assets(3)	$213,981	$111,404	$703	$326,088

Jan. 31, 2007	Net interest income (expense)	$1,101	$(124)	$82	$1,059
	Non-interest income	1,105	851	76	2,032
	Intersegment revenue(1)	(55)	57	(2)	—

	Total revenue	2,151	784	156	3,091
	Provision for (recovery of) credit losses	153	(10)	—	143
	Amortization(2)	20	5	33	58
	Other non-interest expenses	1,268	546	71	1,885

	Income before income taxes and non-controlling interests	710	243	52	1,005
	Income tax expense	176	33	22	231
	Non-controlling interests	4	—	—	4

	Net income	$530	$210	$30	$770

	Average assets(3)	$204,984	$110,594	$544	$316,122

Apr. 30, 2006	Net interest income (expense)	$1,058	$(83)	$61	$1,036
	Non-interest income	970	636	135	1,741
	Intersegment revenue(1)	(53)	54	(1)	—

	Total revenue	1,975	607	195	2,777
	Provision for (recovery of) credit losses	180	(16)	(26)	138
	Amortization(2)	20	5	34	59
	Other non-interest expenses	1,217	500	60	1,777

	Income before income taxes and non-controlling interests	558	118	127	803
	Income tax expense	126	7	57	190
	Non-controlling interests	—	1	27	28

	Net income	$432	$110	$43	$585

	Average assets(3)	$186,162	$101,663	$603	$288,428

34	CIBC Second Quarter 2007

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the six months ended		Markets	Markets	and Other	Total

Apr. 30, 2007	Net interest income (expense)	$2,235	$(264)	$167	$2,138
	Non-interest income	2,212	1,663	128	4,003
	Intersegment revenue (1)	(107)	111	(4)	—

	Total revenue	4,340	1,510	291	6,141
	Provision for (recovery of) credit losses	335	(6)	(20)	309
	Amortization (2)	51	10	68	129
	Other non-interest expenses	2,590	1,065	135	3,790

	Income before income taxes and non-controlling interests	1,364	441	108	1,913
	Income tax expense	240	34	48	322
	Non-controlling interests	11	3	—	14

	Net income	$1,113	$404	$60	$1,577

	Average assets (3)	$209,400	$111,000	$623	$321,023

Apr. 30, 2006	Net interest income (expense)	$2,182	$(107)	$109	$2,184
	Non-interest income	1,970	1,282	199	3,451
	Intersegment revenue(1)	(109)	111	(2)	—

	Total revenue	4,043	1,286	306	5,635
	Provision for (recovery of) credit losses	360	(31)	(25)	304
	Amortization(2)	42	11	66	119
	Other non-interest expenses	2,440	1,027	127	3,594

	Income before income taxes and non-controlling interests	1,201	279	138	1,618
	Income tax expense	331	39	58	428
	Non-controlling interests	—	2	23	25

	Net income	$870	$238	$57	$1,165

	Average assets(3)	$185,341	$101,067	$622	$287,030

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
15.  Future accounting changes
Leveraged leases
     In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard 13, “Accounting for Leases,” certain aspects of which are incorporated in the CICA Emerging Issues Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective for CIBC beginning November 1, 2007.
     For additional details, see page 130 of our 2006 Annual Accountability Report.
Capital disclosures
     In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective for CIBC beginning November 1, 2007.
Financial instruments
     In December 2006, the CICA issued two new handbook sections, 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation.” These new standards are effective for CIBC beginning November 1, 2007.
     These sections replace CICA handbook section 3861, “Financial Instruments — Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CIBC Second Quarter 2007	35

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on May 31, 2007 at 3:30 p.m. (EDT). The call will be available in English (416-340-2216 in Toronto, or toll-free 1-866-898-9626 throughout the rest of North America) and French (514-868-1042 in Montreal, or toll-free 1-866-542-4237). A telephone replay of the conference call will be available in English and French until midnight (EDT) June 14, 2007. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3205155#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3205156#.
Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 31, 2007 at 3:30 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Feb. 1/07	$101.86
Mar. 1/07	$99.81
Apr. 2/07	$100.72
Apr. 27/07		$ 98.19

NORMAL COURSE ISSUER BID
CIBC’s current normal course issuer bid commenced on May 2, 2007 and is scheduled to terminate on October 31, 2007. CIBC intends to repurchase, from time to time until October 31, 2007, up to an aggregate of 10 million of CIBC’s issued and outstanding common shares in accordance with the requirements of the TSX. A copy of CIBC’s Notice of Intention to make a Normal Course Issuer Bid filed with the TSX is available to any shareholder of CIBC, without charge, upon request to the Corporate Secretary at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.
Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com